Exhibit 99.2

Adaptimmune Engineered TCR T cell therapy Presentation Materials September 2015

Disclaimer This presentation contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “believe,” “may”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other words of similar meaning. These forward-looking statements involve certain risks and uncertainties. Such risks and uncertainties could cause our actual results to differ materially from those indicated by such forward-looking statements, and include, without limitation: the success, cost and timing of our product development activities and clinical trials; our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates; the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates; government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates; and our ability to protect our proprietary technology and enforce our intellectual property rights; amongst others. For a further description of the risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, as well as risks relating to our business in general, we refer you to our final Prospectus filed with the Securities and Exchange Commission on May 7, 2015. We urge you to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements contained in this presentation speak only as of the date the statements were made and we do not undertake any obligation to update such forward-looking statements to reflect subsequent events or circumstances. We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Investment Highlights Focused on engineered T cell receptors (TCR) for autologous T cell therapeutics to treat cancer Lead clinical candidate, NY-ESO T-cell therapeutic, is in multiple human studies and has shown efficacy in solid tumours and haematologic cancer types Synovial sarcoma – 6 responses seen in first 10 patients (1 CR, 5 PRs) Multiple myeloma in ASCT setting – 59% nCR/CR rate IND for next TCR programme approved, patients enrolling late 2015 (MAGE A10) Strategic collaboration with GSK - up to $350mm in milestones over 7 years, initially focused on NY-ESO NASDAQ Listing (ADAP) 70.8 million ADSs outstanding (1 ADS : 6 Shares) Post-IPO Cash ~ $300 million

TCR Platform built up over 15 years

1999-2006
Avidex formed on basis of TCR technology from Oxford University
Acquired by Medigene (2006)

2008
Adaptimmune formed as a virtual company with UPenn collaboration

2011-2014
Adaptimmune establishes R&D infrastructure and delivers promising clinical data

2014
Strategic collaboration with GSK + $104m Series A Funding Round

2015
IPO on Nasdaq (ADAP)
Net proceeds ~$176m

PHILADELPHIA
(~35 FTEs)


United Kingdom
Ireland
ATLANTIC
OCEAN
Portugal
Spain
France
Morocco
Algeria
Western Sahara
Mauritania

OXFORD
(~128 FTEs)

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Experienced Management Team and Board

Executive Management

Name:	Title:	Experience:
James Noble, MA, FCA	CEO & Co-Founder	GW, CuraGen Corporation, MediGene, IMMUNOCORE
Helen Tayton-Martin, PhD MBA	COO & Co-Founder	MediGene, PASTEUR, Avidex, MERIEUX, SANDOZ
Adrian Rawcliffe	CFO	gsk, SR·one
Rafael Amado, MD	CMO	gsk, AMGEN, Ucla
Gwen Binder-Scholl, PhD	EVP, Adaptimmune LLC	VIRxSYS, Penn

Board of Directors

Name:	Affiliation:	Experience:
Jonathan Knowles, PhD, Chairman	Independent	Roche, GlaxoWellcome
James Noble, MA, FCA	CEO & Co-Founder	GW, CuraGen, MediGene, IMMUNOCORE
David Mott	NEA	MedImmune, PROSENSA, Epizyme
Ali Behbahani, MD	NEA	nevro
Peter Thompson, MD	OrbiMed	TRUBION, CLEAVE BIOSCIENCES
Elliott Sigal, PhD	NEA	Bristol-Myers Squibb
Ian Laing	Independent	OXAGEN, IMMUNOCORE
Larry Alleva	Independent	PRICEWATERHOUSECOOPERS

Institutional Investors

NEA New Enterprise Associates, OrbiMed, WELLINGTON MANAGEMENT, Fidelity Investments, FORESITE CAPITAL, Ridgeback Capital Management, novo, QVT Financial LP, ROCK SPRINGS CAPITAL, venBio, MERLIN NEXUS

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TCRs recognise intracellular cancer antigens The TCR is the natural mechanism for T cells to distinguish a diseased cell from a healthy cell All proteins, including intracellular ones, are processed and presented as HLA-peptide complexes which are recognized by TCRs Many cancer targets are intracellular – TCR therapeutics can access these targets

Autologous T cell therapy Blood is taken from a patient, including cells from the immune system Adaptimmune modifies cells from the immune system with enhanced T cell receptors (TCRs) The cells are grown and re-infused to the patient The engineered cells then find and destroy cancer cells Patient Apheresis Patient Screening GMP T Cell Engineering GMP T Cell Expansion Release Testing Patient Infusion

ADAP Pipeline: Robust Pipeline of T-Cell Receptors

TCR Candidate	Rights	Research	Pre-IND	Phase 1/2	Comments
NY-ESO TCR	GSK Collaboration	Synovial Sarcoma			*First cohort completed Two further cohorts enrolling*
		Multiple myeloma (w/ and w/o auto-SCT)			*1st trial published in NMED 2nd trial (no auto SCT) in 2016*
		Ovarian, Melanoma			*Continuing enrollment*
		Esophageal			*Investigator-initiated study paused**
		NSCLC			*Initiating in 2015*
MAGE A10 TCR	Worldwide	NSCLC			*IND open*
		Other solid tumors			*Breast, GI, Bladder, H&N under consideration*
AFP TCR	Worldwide	Hepatocellular cancer			*Completing pre-clinical safety assessment*
12 Research Programs	Worldwide				*Wholly-owned internal programs: multiple INDs 2017 onward in multiple cancer indications*
20+ Validated Targets	Worldwide				

Adaptimmune   GSK option to license

** Investigators carrying out study have voluntarily suspended patient recruitment pending investigation of a patient death occurring 46 days after T-cell infusion.*

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Large un-partnered pipeline with ability to target almost all major tumors Adaptimmune GSK 20+ Additional validated targets Twelve new targets selected for development Not yet nominated; programs with work ongoing are excluded Pool of 3: ADAP keeps 2 NY-ESO MAGE-A10 AFP 30+ validated therapeutic targets preferentially expressed in cancer cells

Key 2015/2016 Milestones YTD and Anticipated Q1 2015 Additions to Adaptimmune senior leadership team April 2015 AACR presented full cohort data for NY-ESO in Sarcoma and MM May 2015 IPO raises $176m net proceeds Q2 2015 Filing and acceptance of IND for Phase 1/2 studies for MAGE A-10 Q3 2015 Publication of Nature Medicine paper Q3 2015 Initiation of further NY-ESO cohorts in sarcoma 2H 2015 NSCLC study to open with NY-ESO 2H 2015 Initiation of Phase 1/2 studies for MAGE A-10 2016 Additional Phase 1/2 data from NY-ESO clinical studies in: Sarcoma Ovarian Lung Melanoma Myeloma 2016 Initiation of AFP in hepatocellular cancer 2H 2016 First data on MAGE A10 studies 2016 + INDs for multiple additional TCR therapeutic candidates 2015 2016

Platform and Differentiation

Adaptimmune: The Leader in TCR T-cell Therapy Proprietary Technology TCR Engineering Safety Testing Robust Manufacturing Target Validation TCR Gene Delivery T-Cell Isolation T-Cell Expansion Multiple, soluble TCRs Potent and specific Enhanced TCRs Enhanced TCRs Molecular analysis Human Cell testing Clinical Candidate >30 low risk targets selected for TCR program No/low expression on normal tissue Frequency of expression across multiple tumors Expression on tumor cells

Integrated TCR Discovery and Development Platform Enables ADAP to identify real cancer targets and to engineer and develop T-cell therapeutics against those targets Protected by a combination of patents and know-how Highly differentiated among peers 7. In house R&D and IP 1. Target identification and validation 2. Making TCRs 3. Engineering TCRs 4. Preclinical and safety testing 5. Manufacturing 6. Clinical and regulatory

NY-ESO in Synovial Sarcoma

Synovial Sarcoma Develops from soft tissues such as muscle, or deep skin tissues Generally incurable - 75% to 80% of patients do not survive past two to three years First line therapy - radiotherapy and chemotherapy, surgical resection where possible FDA granted approval for marketing of Votrient® (pazopanib hydrochloride) for treatment of soft tissue sarcoma in patients who had received prior chemotherapy (2012) Progression-free survival for synovial sarcoma patients was 4.1 months (placebo = 0.9 months) Across all soft tissue sarcomas, 11 partial responses, 0 complete responses

ADAP Phase I/II Study in Synovial Sarcoma Multicenter pilot study in 11 patients Objectives include Determine the response rate following NY-ESO-1 Specific T cells Persistence and expansion of engineered T-cells and correlate this with clinical response Patients conditioned with high-dose fludarabine and cyclophosphamide followed two days later by NY-ESO T-cell infusion Fludarabine Cyclophosphamide -5 -4 -3 -2 -1 0 NY-ESO T Cells (1 billion cells / kg; max 40 billion) 7 30 60 90 Day on Study Response Assessments

Synovial Sarcoma : Encouraging Response Rate, Tolerability and Persistence Of the first 10 patients, six responded: only T-cell technology to show clinical anti-tumor response in a solid tumor One complete response, four partial responses, one response at one month Two non responders potentially under-dosed Generally well tolerated Fever and cytokine release common in week following infusion (Grade 1 to 3, none with CNS) Evidence of pseudo-progression and gradual reductions in tumor burden with evidence of NY-ESO TCR+ T-cells in resected tumor Expansion of T-cells and ongoing responses occurred without high dose IL-2 administration Persistence of engineered T-cells out to one year following cell infusion

***Surgical resection of primary but still with PR of lung lesions ** Progression of disease from nadir or CR resection of NY-ESO+ lung mets # Low cell dose, late cytokine release syndrome with tumor infiltrating NY-ESO-1+ cells, tumor progression Synovial Sarcoma : Reduction in tumour volume % Change from Baseline (Sum of diameters in target lesions) Months from Cell Infusion -100 -75 -50 -25 0 25 50 75 0 1 2 3 4 5 6 7 8 9 200 201 202 204 205 261 206 207 208 263

ADAP Phase I/II Study in Synovial Sarcoma Radiographic Pseudoprogression and Response of Lung Metastases Baseline: Bilateral Miliary Metastatic disease Day +2: Pseudoprogression due to Immune Infilration Day +101: Complete Response Patient 201 NY-ESO C-Reactive Protein AACR April 2015

NY-ESO TCR T cells administered ADAP Phase I/II Study in Synovial Sarcoma Partial Response Followed by Tumor Resection in Sarcoma One month post NY-ESO TCR T cells Two months post NY-ESO T cells Source: Merchant, CTOS, 2014 ~ 70% reduction in lesion size at 2 months after administration of NY-ESO T-cells The lesion was then deemed capable of resection

NY-ESO in Multiple Myeloma

Multiple Myeloma Formed by malignant plasma cells in bone marrow US prevalence: 77,600 cases - approximately 27,000 new cases expected in 2015 Average five-year survival rates are estimated to be less than 45 percent Majority of patients treated with chemotherapy eventually relapse and cannot be further treated Median survival is six to nine months at this stage

ADAP Phase I/II Study in Multiple Myeloma Study Design All enrolled patients (n=25) had symptomatic myeloma with active disease High risk population Average of 3 prior Rx Five patients had prior autologous stem cell transplant 12 with cytogenetic abnormalities, including seven categorized as high-risk Patients conditioned with high-dose melphalan followed two days later by ASCT Stem Cells High dose melphalan -2 0 +2 NY-ESO T Cells (1-10 billion total cells) 42 100 180 270 Day on Study Response Assessments (marrow / myeloma markers)

ADAP Phase I/II Study in Multiple Myeloma Compelling Response Rate Compared to Published Literature Two year overall survival (OS) and progression free survival (PFS) as of April 2015 16/25 patients remain alive; 8/25 remain in remission Median PFS = 19.1 months Median OS = 32.1 months 59 percent (13/22) response rate (RR: CR + NCR); 90 percent Overall Response Rate (ORR: VGPR/nCR/CR/PR) Percent of Patients with nCR/CR NY-ESO T cell Response Rate at Day 100 Compared to Historical Published Data 24% 38% 59% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Transplant only* Transplant + Bortezomib* Adaptimmune NY-ESO T cells + Transplant

ADAP Phase I/II Study in Multiple Myeloma Encouraging Tolerability and Persistence Generally well tolerated - all SAEs possibly related to the NY-ESO T-cells resolved No clinically apparent cytokine release syndrome despite high IL-6 levels CAR-Ts have been associated with severe adverse events attributable in part to grade 3 or 4 cytokine release syndrome No need for high dose IL-2 to support engineered T-cell persistence Prolonged persistence and trafficking of cells detected - cells persist >6 months in most patients Infused cells remain functional, without exhaustion, and include a diversity of phenotypes

MAGE A10 Next proprietary target

IND for MAGE A-10 TCR therapeutic filed Preclinical testing complete NIH RAC approval obtained – March 10, 2015 IND approved – announced July 2, 2015 Initial trial in NSCLC expected to open in 2015 Further indications under consideration: Bladder, Head and Neck, Breast and GI cancers

The GSK Strategic Collaboration Announced June 2014 – Up-front payment £25M GSK has option to license NY-ESO at end of Phase 1/2 studies Adaptimmune conducts all clinical and non-clinical development work Enables Adaptimmune to optimize regulatory, vector, cell processing, analytical, automation, diagnostic, cell improvements, etc GSK can nominate up to four other targets, but not MAGE A-10 or the designated targets in our ongoing research programs Up to $350 million in funding and milestones in first seven years Covers milestones for 3 of 5 targets; assuming 2 have MAs filed in US and EU Four milestones already reached Royalties (mid-single to low double digit) and sales milestones payable

Adaptimmune (NASDAQ: ADAP)

- Clinical stage biopharmaceutical company located in Oxfordshire, UK and Philadelphia, PA
- Well capitalized with 70.8M shares outstanding: ~$300M pro forma cash in F1
- Developing engineered T-cell receptors (TCRs) to target cancer cells which the natural immune system cannot detect
- Highly differentiated among immuno-oncology peers due to proprietary integrated technology platform for TCR discovery, engineering and development
- Lead clinical candidate (NY-ESO) has demonstrated tolerability and efficacy in solid tumours and haematologic cancer types
- IND for newest TCR programme (MAGE A10) accepted by FDA - enrollment to begin in 2015
- Anticipate multiple INDs per year from 2016 onwards

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Adaptimmune Engineered TCR T cell therapy Presentation Materials September 2015